Juan C. Mesa
233 Alameda Avenue, Salinas CA 93901
831-760-9892

Employment Summary

County of Monterey Resource Management Agency   **Feb 2014 to the Present**
Construction/Management Specialist

Developed the project scope, managed and successfully completed
these projects and dozens of others:
- Carmel Valley/California American Water Company overlay
- Las Lomas storm drain and sewer repairs
- Palo Colorado winter emergency road & bridge repairs
- Cachagua emergency access road
- Laguna Seca park maintenance projects

Relationships — Continued to develop very strong working relationships with:

- Monterey County Resource Management Agency team that has enabled us to complete over 100 jobs in the last three years
- Public Works Directors and CALTRANS officials

Leadership

- Developed an outstanding relationship with Resource Management Agency administrative staff that has facilitated the successful completion of all of our projects
- High level of project involvement, always looking for opportunities to improve the bottom line
- Known for working very well with field crews and contractors to meet or exceed production goals
- Safety – Always the top priority
- Spoke on behalf of Monterey County on numerous occasions, informing the public on the aspects of the project and how the community will be impacted

Stevens Creek Quarry, Construction Division, Cupertino CA   **Mar 2011 to Feb 2013**
Senior Estimator / Project Manager

Estimated and managed public works projects

Granite Construction Company, Watsonville CA   **May 1985 to Nov 2010**
Estimator / Project Manager

Projects Scope

- City and County Public Works Projects (Grading; paving; installation of water, storm and sewer systems)
- CALTRANS Projects (Highways; structures; bridges; emergency work)
- Federal Projects (Monterey and Salinas Airports)
- Private Subdivisions (Site work improvements, including earthwork, paving, underground systems and pump stations)

Education and Expertise

- Monterey Peninsula College, Computer Science and Engineering
- San Jose State University, Civil Engineering
- Safety training (ongoing)
- Highly skilled in interpreting plans and specifications
- New Excavation and Trenching Methods
- Very experienced in negotiating and conflict resolution
- Fluent in Spanish

Top Priorities – Safety, Job Cost, Teamwork and Scheduling